Exhibit 23.3

Consent of Independent Auditors

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (First Amendment to Form S-3, registration number 333-188121) and related Prospectuses of Global Eagle Entertainment Inc. for the registration of shares of its common stock, and shares and warrants to purchase shares of common stock held by certain selling securityholders named therein and to the incorporation by reference therein of our report dated August 8, 2013, with respect to the consolidated financial statements of Advanced Inflight Alliance AG as of December 31, 2012 and 2011 and for the three years ended December 31, 2012, 2011 and 2010, included in its Current Report on Form 8-K/A dated August 9, 2013, filed with the Securities and Exchange Commission.

/s/ Bostedt	/s/ Richter
Wirtschaftsprüfer	Wirtschaftsprüfer
[German Public Auditor]	[German Public Auditor]

Ernst & Young GmbH

Wirtschaftsprüfungsgesellschaft

Munich, Germany

August 13, 2013